Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated unaudited financial statements for the six months ended April 30, 2026 and 2025. This discussion contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “will,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements contained herein. Readers are encouraged to read the risk factors identified in the section entitled “Item 3.D. — Risk Factors” of our annual report on Form 20-F for the fiscal year ended October 31, 2025, as filed with the SEC on February 24, 2026.

Business Overview

Our sole principal business is the resale of electronic power equipment, mobile phones and accessories, primarily in Shenzhen and Beijing, the People’s Republic of China. We enter into trade business with a focus on sales of core electronic components, communication signal modules, and high-performance computing infrastructure, etc., serving diverse industrial and commercial clients. In future, we intend to focus on sales and production of electric two wheelers, three wheelers and slow-speeding cars in Southeast Asia.

Key Factors that Affect Operating Results

Our results of operations are affected principally by the volume and mix of products sold through our resale business, our ability to source products from third-party suppliers on commercially acceptable terms, and the extent to which revenue growth produces sustainable gross profit. For the six months ended April 30, 2026, net revenue increased to $7.1 million from $1.0 million for the six months ended April 30, 2025, primarily as a result of increased sales volume of new energy batteries and electrical equipment. Cost of revenue increased to $7.1 million from $1.0 million over the same period, which was generally in line with the increase in product sales and resulted in gross profit of $41,025 for the six months ended April 30, 2026.

Our operating results for the six months ended April 30, 2026 were materially affected by non-cash expenses and fair-value changes that may not recur at the same level in future periods but may continue to create volatility in reported results. We recorded stock-based compensation expense of $7.7 million for the six months ended April 30, 2026, compared with nil for the six months ended April 30, 2025. We also recorded a loss on remeasurement of digital assets of $1.4 million and a loss on remeasurement of a contract asset for digital currency receipt of $1.8 million for the six months ended April 30, 2026, with no comparable losses in the prior-year period. As a result of these and other factors, we recorded a net loss of $13.2 million for the six months ended April 30, 2026, compared with a net loss of $0.7 million for the six months ended April 30, 2025.

Our results are also affected by customer and supplier concentration. For the six months ended April 30, 2026, revenue from our top five customers accounted for 45.7% of total revenue, compared with 99.0% of total revenue for the six months ended April 30, 2025. For the six months ended April 30, 2026, cost of revenue attributable to our top five suppliers accounted for 48.7% of total cost of revenue, compared with 93.7% for the six months ended April 30, 2025. Although customer and supplier concentration decreased compared with the prior-year period, the loss of any significant customer or supplier, a change in purchasing patterns, delayed collections, or a disruption in supply could materially affect revenue, gross margin, working capital, and cash flows.

Known Trends and Uncertainties

We are subject to continuing liquidity constraints and going-concern uncertainty. As of April 30, 2026, we had cash and cash equivalents of $271,072, and we used $3.7 million of cash in operating activities during the six months ended April 30, 2026. Our financial statements state that our accumulated deficit and net loss raise substantial doubt about our ability to continue as a going concern, and our liquidity plan depends on obtaining additional funding, implementing our strategic plan, collecting current assets, managing working capital, and maintaining access to financing. If cash generated from operations, collections of accounts receivable, digital-asset monetization, or financing activities are not sufficient, we may need to reduce or delay expansion plans, sell assets, incur additional debt, issue additional equity securities, or refinance existing obligations.

Our business is subject to broader macroeconomic, regulatory, and geopolitical conditions that may affect demand, supply, pricing, financing, and strategic execution. Our operating subsidiaries are located in the PRC, our functional currency is the Renminbi, our revenue is generated from product resale activities in China, and our cash deposits are held with financial institutions in China and are not federally insured. Changes in PRC macroeconomic conditions, technology regulation, fintech or digital-asset regulation, supplier availability, customer spending, currency exchange rates, or U.S.-China trade and tariff policies could affect our revenue, cost of revenue, supply chain, financing alternatives, and investor perception. We are also subject to digital-asset market volatility and uncertainty regarding the monetization of digital assets received or receivable in connection with securities issuances. We also experienced a leadership transition when Mr. Tao Li resigned as director, chairman of the board and Chief Executive Officer on April 27, 2026, and Mr. Hongye Zhang was elected as director, chairman of the Board and Chief Executive Officer on May 4, 2026.

Recent Developments

On April 27, 2026, prior to the balance sheet date, Mr. Tao Li resigned as a director, chairman of the board, and Chief Executive Officer. On May 4, 2026, the remaining members of our Board of Directors elected Mr. Hongye Zhang as a director, chairman of the Board, and Chief Executive Officer to fill the vacancy resulting from Mr. Li’s resignation, effective immediately.

Results of Operations

For the six months ended April 30, 2026 and 2025

The following table sets forth a summary of the Company’s consolidated results of operations for the six months ended April 30, 2026 and 2025. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For six months ended April 30,		Change
	2026	2025	Amount	%
Net revenue	$7,147,697	$978,564	$6,169,133	630%
Cost of revenue	7,106,672	964,440	6,142,232	637%
Gross profit	41,025	14,124	26,901	190%
Selling, general and administrative expenses and stock-based compensation	9,909,788	639,085	9,270,703	1,451%
Asset impairment and credit losses	131,389	-	131,389	-
Loss from operations	(10,000,152)	(624,961)	(9,375,191)	1,500%
Interest income (expense), net	1,431	(50,804)	52,235	-103%
Other income, net	538	23	515	2,239%
(Loss) on remeasurement of digital asset	(1,422,490)	-	(1,422,490)	-
(Loss) on remeasurement of contract asset for digital currency receipt	(1,827,750)	-	(1,827,750)	-
Loss before income tax provision	(13,248,423)	(675,742)	(12,572,681)	1,861%
Provision for income taxes	-	-	-	-
Gain/(loss) from discontinued operations	-	-	-	-
Net loss	(13,248,423)	(675,742)	(12,572,681)	1,861%

Net Revenue

Our revenues increased by 630% from $978,564 for the six months ended April 30, 2025 to $7,147,697 for the six months ended April 30, 2026. The increase was mainly due to an increase in sales volume of new energy batteries and electrical equipment.

Cost of revenues

Our cost of revenues increased by 637% from $964,440 for the six months ended April 30, 2025 to $7,106,672 for the six months ended April 30, 2026. The increase was primarily in line with the increase in sales products.

Selling, General and Administrative Expenses and Stock-Based Compensation

Selling, general and administrative expenses increased by 1,451%, or $9,270,703, from $639,085 for the six months ended April 30, 2025 to $9,909,788 for the six months ended April 30, 2026. The increase was mainly due to $7.7 million stock-based compensation expenses.

Loss on remeasurement of digital assets

We recorded a loss on remeasurement of digital assets of $1,422,490 and a loss on remeasurement of the contract asset for digital currency receipt of $1,827,750 for the six months ended April 30, 2026, reflecting fair value changes in our Bitcoin holdings and digital assets consideration receivable, respectively. No comparable losses were recorded for the six months ended April 30, 2025.

Net Loss

As a result of the foregoing, we recorded a net loss of $13,248,423 for the six months ended April 30, 2026, increase of $12,572,681 or 1,861%, from the net loss of $675,742 in the same period last year.

Liquidity and Capital Resources

For the six months ended April 30, 2026 and 2025

As of April 30, 2026, we had cash and cash equivalents of $271,072 and used $3,671,556 of cash in operating activities during the six months then ended. These conditions, together with our accumulated deficit and net loss, raise substantial doubt about our ability to continue as a going concern. Management’s liquidity plan depends on the collection or monetization of current assets, including digital assets, continued access to financing, and working-capital management, and there can be no assurance that these plans will be successful. The Company’s working capital and other capital requirements have been primarily funded by the sale of equity and from operating cash flow.

Although the Company’s management believes that cash generated from operations will be sufficient to meet the Company’s normal working capital requirements, its ability to service its current debt will depend on its future realization of its current assets during the next 12 months. Management took into account historical experience, the economy, the collectability of accounts receivable as of April 30, 2026, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, as they will come due for the next 12 months from the date of this report. However, there is no guarantee that management’s plan will succeed. There are a number of factors that can arise and cause the Company’s plans to fall short, such as economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or delay its anticipated expansion plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the Company’s cash flow for the six months ended April 30, 2026 and 2025:

	For the six months ended April 30,
	2026	2025
Net cash used in operating activities	$(3,671,556)	$(791,220)
Net cash used in investing activities	(4,380,815)	(23,765)
Net cash provided by financing activities	3,699,267	8,945
Effect of exchange rate on cash	54,893	206,840
Net decrease in cash, cash equivalents and restricted cash	(4,298,211)	(599,200)
Cash and cash equivalents, and restricted cash at beginning of the period	4,569,283	943,435
Cash, cash equivalents, and restricted cash – end of period	$271,072	$344,235

Operating Activities

Net cash used in operations for the six months ended April 30, 2026 was $3,671,556, representing an increase of $2,880,336, compared to net cash used in operating activities of $791,220 for the six months ended April 30, 2025. The difference between net loss and net cash used in operating activities was primarily due to non-cash stock-based compensation of $7.7 million and non-cash digital-asset related losses totaling approximately $3.3 million, consisting of $1.8 million related to settlement of digital-assets consideration receivable and $1.4 million related to unrealized losses on digital assets

Investing Activities

Net cash used in investing activities was approximately $4,380,815 for the six months ended April 30, 2026, an increase of $4,357,050, as compared to $23,765 net cash used in investing activities for the six months ended April 30, 2025. The increase was primarily due to a prepayment of $4.2 million for the purchase of AI equipment during the period.

Financing Activities

Net cash provided by financing activities was approximately $3,699,267 for the six months ended April 30, 2026, an increase of $3,690,322, as compared to net cash of $8,945 provided in the six months ended April 30, 2025. During the six months ended April 30, 2026, we entered into a securities purchase agreement with certain investors, pursuant to which we raised aggregate gross proceeds of approximately $4.0 million and $3.5 million of net cash proceeds after placement agent fees and other offering expenses.

Digital Assets

As of April 30, 2026, our current assets included a $60.0 million digital-assets consideration receivable. On July 7, 2026, we received 642,580 AWA tokens in settlement of that receivable. Our ability to use those tokens for liquidity purposes depends on market liquidity, price volatility, custody arrangements, transferability, and our ability to convert or otherwise monetize the tokens on acceptable terms.

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